                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Daleen Technologies, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                                  Common Stock
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   23427N 10-4
        ----------------------------------------------------------------
                                 (CUSIP Number)

       David J. Schwartz, Esq.                     Martha D. Vorlicek
       Debevoise & Plimpton                        HarbourVest Partners, LLC
       875 Third Avenue                            One Financial Center
       New York, NY 10022                          Boston, MA  02111
       (212) 909-6000                              (617) 348-3707
              ----------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                 August 9, 2001
                              ---------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

(1)      Names of Reporting Persons                    HarbourVest Partners, LLC
         I.R.S. Identification                         I.R.S. No. 04-3335829
         Nos. of Above Persons (entities only)


(2)      Check the Appropriate Box                     (a)
         if a Member of a Group                        ---------------------
                                                       (b)
                                                       ---------------------


(3)      SEC Use Only


(4)      Source of Funds                               00


(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)


(6)      Citizenship or Place of
         Organization                                  Delaware


Number of Shares         (7)   Sole Voting Power
Beneficially Owned             20,520,679
by Each Reporting
Person With
                         (8)   Shared Voting Power
                               -0-


                         (9)   Sole Dispositive Power
                               20,520,679


                         (10)  Shared Dispositive Power
                               -0-


(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person           20,520,679


(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares


(13)     Percent of Class Represented
         by Amount in Row 11                           53.2%


(14)     Type of Reporting Person                      IA

(1)      Names of Reporting Persons                    D. Brooks Zug
         I.R.S. Identification
         Nos. of Above Persons (entities only)


(2)      Check the Appropriate Box                     (a)
         if a Member of a Group                        ---------------------
                                                       (b)
                                                       ---------------------


(3)      SEC Use Only


(4)      Source of Funds                               00


(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)


(6)      Citizenship or Place of
         Organization                                  USA


Number of Shares         (7)   Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With
                         (8)   Shared Voting Power
                               20,520,679


                         (9)   Sole Dispositive Power
                               -0-


                         (10)  Shared Dispositive Power
                               20,520,679


(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person           20,520,679


(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares


(13)     Percent of Class Represented
         by Amount in Row 11                           53.2%


(14)     Type of Reporting Person                      IN

(1)      Names of Reporting Persons                    Edward W. Kane
         I.R.S. Identification
         Nos. of Above Persons (entities only)


(2)      Check the Appropriate Box                     (a)
         if a Member of a Group                        ---------------------
                                                       (b)
                                                       ---------------------


(3)      SEC Use Only


(4)      Source of Funds                               00


(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)


(6)      Citizenship or Place of
         Organization                                  U.S.A.


Number of Shares         (7)   Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With
                         (8)   Shared Voting Power
                               20,520,679


                         (9)   Sole Dispositive Power
                               -0-


                         (10)  Shared Dispositive Power
                               20,520,679


(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person           20,520,679


(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares


(13)     Percent of Class Represented
         by Amount in Row 11                           53.2%


(14)     Type of Reporting Person                      IN

(1)      Names of Reporting Persons                 HVP VI-Direct Associates LLC
         I.R.S. Identification                      I.R.S. No. 04-3464301
         Nos. of Above Persons (entities only)


(2)      Check the Appropriate Box                     (a)
         if a Member of a Group                        ---------------------
                                                       (b)
                                                       ---------------------


(3)      SEC Use Only


(4)      Source of Funds                               00


(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)


(6)      Citizenship or Place of
         Organization                                  Delaware


Number of Shares         (7)   Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With
                         (8)   Shared Voting Power
                               15,452,616


                         (9)   Sole Dispositive Power
                               -0-


                         (10)  Shared Dispositive Power
                               15,452,616


(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person           15,452,616


(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares


(13)     Percent of Class Represented
         by Amount in Row 11                           41.4%


(14)     Type of Reporting Person                      00

(1)      Names of Reporting Persons              HarbourVest Partners VI-Direct
         I.R.S. Identification                   Fund L.P.
         Nos. of Above Persons (entities only)   I.R.S. No.  04-3464307


(2)      Check the Appropriate Box                     (a)
         if a Member of a Group                        ---------------------
                                                       (b)
                                                       ---------------------


(3)      SEC Use Only


(4)      Source of Funds                               WC


(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)


(6)      Citizenship or Place of
         Organization                                  Delaware


Number of Shares         (7)   Sole Voting Power
Beneficially Owned             -0-
by Each Reporting
Person With
                         (8)   Shared Voting Power
                               15,452,616


                         (9)   Sole Dispositive Power
                               -0-


                         (10)  Shared Dispositive Power
                               15,452,616


(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person           15,452,616


(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares


(13)     Percent of Class Represented
         by Amount in Row 11                           41.4%


(14)     Type of Reporting Person                      PN

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                       CONTINUATION PAGES TO SCHEDULE 13D
                                 AMENDMENT NO. 1

         This Amendment No. 1 to the Statement on Schedule 13D filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HVP VI-Direct Associates LLC ("Associates VI") and HarbourVest Partners VI-Direct Fund L.P. ("Fund VI") (together the "Reporting Persons") on June 14, 2001 (the "Schedule 13D"), relates to the Common Stock of Daleen Technologies, Inc. and supplements and amends Items 3 and 5 thereto. Capitalized terms used herein and not otherwise defined shall have the same meanings as set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

              Item 3 is amended supplementally as follows:

              As reported in Issuer's Form 10Q, filed with the SEC on August 14, 2001, effective August 9, 2001, the conversion price for the Series F Preferred was Reset from $0.9230 to $0.9060. Based on such Reset conversion price and pursuant to the terms of the Securities Purchase Agreement, each share of Series F Preferred is convertible into 122.4503 shares of Common Stock. Upon conversion of its 90,139 shares of Series F Preferred, Fund VI would receive 11,037,548 shares of Common Stock, or 203,291 shares more than the number of shares that would have been acquired at the conversion price of $0.9230. Based on the Reset conversion price of $0.9060 for the Series F Preferred, upon a conversion of the 36,056 shares of Series F Preferred that may be acquired upon the exercise of its Series F Warrants, Fund VI would receive 4,415,068 shares of Common Stock, or 81,317 shares more than the number of shares that would have been acquired at a conversion price of $0.9230.

Item 5.       Interest in Securities of the Issuer.

              Item 5 is amended in its entirety to read as follows:

         (a) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, and Zug and Kane, as the result of their positions as managing members of HarbourVest, each may be deemed to beneficially own an aggregate of 20,520,679 shares of Common Stock, or 53.2% of Common Stock currently outstanding (based on 21,872,951 shares of common stock outstanding as of August 6, 2001, as reported by the Issuer in its Form 10Q filed with the Securities and Exchange Commission on August 14, 2001), as a result of their beneficial ownership of:

                  (i) 5,068,063 shares of Common Stock, assuming exercise of a Warrant for 1,250,000 shares of Common Stock, held by Fund V; and

                  (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F

Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interest therein.

         Associates VI, as the result of its position as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to beneficially own 15,452,616 shares of Common Stock, or 41.4% of Common Stock currently outstanding, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock, and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

          (b) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of:

                  (i) 5,068,063 shares of Common Stock, assuming exercise of a Warrant for 1,250,000 shares of Common Stock, held by Fund V; and

                  (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         Kane and Zug, as the result of their position as managing members of HarbourVest, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of:

                  (i) 5,068,063 shares of Common Stock, assuming exercise of a Warrant for 1,250,000 shares of Common Stock, held by Fund V; and

                  (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         Associates VI, as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of

15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         (c) On August 9, 2001, as the result of the Reset of the Series F Preferred conversion price to $0.9060 from $0.9230, the Reporting Persons became entitled to receive an additional 284,608 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred into Common Stock and the exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the subsequent conversion of such Series F Preferred into Common Stock. See Item 3 above.

Item 7.       Material to be Filed as Exhibits

Exhibit 8.        Joint Filing Agreement, dated August 17, 2001                .

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2001

                                        HARBOURVEST PARTNERS, LLC


                                        By:    /s/  Martha D. Vorlicek
                                               ---------------------------
                                        Name:   Martha D. Vorlicek
                                        Title:  Managing Director

                                         /s/  Edward W. Kane
                                        --------------------------
                                        Edward W. Kane

                                         /s/  D. Brooks Zug
                                        --------------------------
                                        D. Brooks Zug

                                        HVP VI-DIRECT ASSOCIATES LLC
                                        By:  HARBOURVEST PARTNERS, LLC
                                        Its Managing Member

                                        By:    /s/  Martha D. Vorlicek
                                               ---------------------------
                                        Name:   Martha D. Vorlicek
                                        Title:  Managing Director

                                        HARBOURVEST PARTNERS VI-DIRECT FUND L.P.
                                        By:  HVP VI-DIRECT ASSOCIATES LLC
                                        Its General Partner
                                        By:  HARBOURVEST PARTNERS, LLC
                                        Its Managing Member

                                        By:    /s/  Martha D. Vorlicek
                                               ---------------------------
                                        Name:   Martha D. Vorlicek
                                        Title:  Managing Director